# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nu Holdings Ltd., CIK 0001691493
CUSIP: G6683N103
Title of class of securities: Class A ordinary shares, par value $0.000006666666667 per share
Address of issuer's principal executive offices: Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman, Cayman Islands (E9), KY1-9010
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001607841

## Reporting persons
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,664,561; sole dispositive power 0; shared dispositive power 14,664,561; aggregate amount beneficially owned 14,664,561 (0.4% of the class)
  Comment: Based on a total of 3,768,057,942 shares of common stock outstanding as of December 31, 2024 as reported in the Issuer's Annual Report on Form 20-F for the yearly period ended December 31, 2024, as filed with the Securities and Exchange Commission on April 16, 2025.
- SEQUOIA CAPITAL FUND, L.P. ("SCF"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 94,526,013; sole dispositive power 0; shared dispositive power 94,526,013; aggregate amount beneficially owned 94,526,013 (2.5% of the class)
  Comment: Based on a total of 3,768,057,942 shares of common stock outstanding as of December 31, 2024 as reported in the Issuer's Annual Report on Form 20-F for the yearly period ended December 31, 2024, as filed with the Securities and Exchange Commission on April 16, 2025.
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 109,190,574; sole dispositive power 0; shared dispositive power 109,190,574; aggregate amount beneficially owned 109,190,574 (2.9% of the class)
  Comment: 109,190,574 shares, of which 14,664,561 shares are directly owned by SCFP and 94,526,013 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
  
  Based on a total of 3,768,057,942 shares of common stock outstanding as of December 31, 2024 as reported in the Issuer's Annual Report on Form 20-F for the yearly period ended December 31, 2024, as filed with the Securities and Exchange Commission on April 16, 2025.
- SC US (TTGP), LTD. ("SC US (TTGP)"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 109,190,574; sole dispositive power 0; shared dispositive power 109,190,574; aggregate amount beneficially owned 109,190,574 (2.9% of the class)
  Comment: 109,190,574 shares, of which 14,664,561 shares are directly owned by SCFP and 94,526,013 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP. The General Partner of SEQUOIA CAPITAL FUND MANAGEMENT is SC US (TTGP).
  
  Based on a total of 3,768,057,942 shares of common stock outstanding as of December 31, 2024 as reported in the Issuer's Annual Report on Form 20-F for the yearly period ended December 31, 2024, as filed with the Securities and Exchange Commission on April 16, 2025.

## Item 1. Issuer
Name of issuer: Nu Holdings Ltd.
Address of issuer's principal executive offices: Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

## Item 2. Person Filing
Name of person filing:
Sequoia Capital Fund Parallel, LLC
Sequoia Capital Fund, L.P
Sequoia Capital Fund Management, L.P.
SC US (TTGP), Ltd.

The General Partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. SC US (TTGP) is the general partner of SEQUOIA CAPITAL FUND MANAGEMENT.
Address of principal business office or, if none, residence:
2800 Sand Hill Road, Suite 101
Menlo Park, CA 94025
Citizenship: SCF, SEQUOIA CAPITAL FUND MANAGEMENT, SC US (TTGP): Cayman Islands; SCFP: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 109,190,574 shares, of which 14,664,561 shares are directly owned by SCFP and 94,526,013 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP. The General Partner of SEQUOIA CAPITAL FUND MANAGEMENT is SC US (TTGP).
Percent of class: 2.9%. Based on a total of 3,768,057,942 shares of common stock outstanding as of December 31, 2024 as reported in the Issuer's Annual Report on Form 20-F for the yearly period ended December 31, 2024, as filed with the Securities and Exchange Commission on April 16, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
SEQUOIA CAPITAL FUND PARALLEL, LLC: 14,664,561
SEQUOIA CAPITAL FUND, L.P.: 94,526,013
SEQUOIA CAPITAL FUND MANAGEMENT, L.P.: 109,190,574 shares, of which 14,664,561 shares are directly owned by SCFP and 94,526,013 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
SC US (TTGP), LTD.: 109,190,574 shares, of which 14,664,561 shares are directly owned by SCFP and 94,526,013 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP. The General Partner of SEQUOIA CAPITAL FUND MANAGEMENT is SC US (TTGP).
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
SEQUOIA CAPITAL FUND PARALLEL, LLC: 14,664,561
SEQUOIA CAPITAL FUND, L.P.: 94,526,013
SEQUOIA CAPITAL FUND MANAGEMENT, L.P.: 109,190,574 shares, of which 14,664,561 shares are directly owned by SCFP and 94,526,013 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
SC US (TTGP), LTD.: 109,190,574 shares, of which 14,664,561 shares are directly owned by SCFP and 94,526,013 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP. The General Partner of SEQUOIA CAPITAL FUND MANAGEMENT is SC US (TTGP).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (05/14/2025)
- SEQUOIA CAPITAL FUND, L.P. ("SCF"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (05/14/2025)
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (05/14/2025)
- SC US (TTGP), LTD. ("SC US (TTGP)"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (05/14/2025)